UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of Janurary 2019

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiaonan Wu
Name:	Xiaonan Wu
Title:	Joint Company Secretary

Date: Janurary 2, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release entitled “CNOOC Limited Announces Egina Field Commenced Production”

Exhibit 99.1

中 國 海 洋 石 油 有 限 公 司

CNOOC LIMITED

Press Release - For Immediate Release

CNOOC Limited Announces Egina Field

Commenced Production

(Hong Kong, January 2, 2019) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced today Egina Field, located in deepwater offshore Nigeria, has commenced production.

The Egina Field is located in around 1600 meters of water depths, 150 Kilometers off the coast of Nigeria. The field development consists of a Floating Production Storage and Offloading (FPSO) unit and a Subsea Production System. The project is expected to reach its peak production of approximately 200,000 barrels of crude oil per day in 2019.

Initially discovered in 2003, the Egina field is the second development in production on the Oil Mining Lease(OML) 130 following the Akpo field which started-up in 2009. Mr. Yuan Guangyu, CEO of the Company said, “The successful commencement of production of Egina Field will strongly support the high-quality development of the Company and become a new growth driver to our overseas production.”

CNOOC E&P Nigeria Limited, a wholly-owned subsidiary of CNOOC Limited, holds 45% interest of OML 130 block, in partnership with the Nigerian National Petroleum Corporation (NNPC). TOTAL Upstream Nigeria Limited which holds 24% interest is the operator, while Petrobras Oil and Gas BV holds 16% interest and South Atlantic Petroleum-SAPETRO holds 15% interest.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”,

“believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86 10 8452 3404

Fax: +86 10 8452 1441

E-mail: mr@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852-2894 6263

Fax:+852-2576 1990

E-mail: cnooc@hkstrategies.com